Exhibit 99.2

Chapter B -

Board of Directors’ Report on the State of

the Company’s Affairs for the Period Ended

June 30, 2018

The information contained in this report constitutes a translation of the report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended June 30, 2018

We hereby present the Board of Directors’ report on the state of affairs of “Bezeq” - The Israel Telecommunication Corporation Ltd. (“the Company”) and the consolidated Group companies (the Company and the consolidated companies, jointly - “the Group”), for the six months ended June 30, 2018 (“Six Months”) and the three months then ended (“Quarter”).

The Board of Directors’ report includes a condensed review of its subject-matter, and was prepared assuming the Board of Directors’ report of December 31, 2017 is also available to the reader.

For information concerning the Israel Securities Authority and the Israel Police’s investigation, see Note 1.2 to the financial statements.

The auditors have drawn attention to the matter in their opinion of the financial statements.

In its financial statements, the Group reports on four main operating segments:

1.	Domestic Fixed-Line Communications

2.	Cellular Communications

3.	International Communications, Internet and NEP Services

4.	Multi-Channel Television

It is noted that the Company’s financial statements also include an “Others” segment, which comprises mainly online content and commerce services (through “Walla”) and contracted call center services (through “Bezeq Online”). The “Others” segment is immaterial at the Group level.

The Group’s results were as follows:

	1-6.2018	1-6.2017	Increase (decrease)		4-6.2018	4-6.2017	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	NIS millions	NIS millions	NIS millions	%
Profit	455	708	(253)	(35.7)	195	358	(163)	(45.5)
EBITDA
(operating profit before depreciation and amortization)	1,895	1,991	(96	(4.8)	908	997	(89)	(8.9)

Profit was down in the present Quarter, as compared to the same quarter last year, mainly due to a decrease in revenues across all Group segments, as well as an increase in other operating expenses, net in the Domestic Fixed-Line Communications segment.

EBITDA in the present Quarter was significantly affected by early adoption of IFRS 16 - Leases starting January 1, 2018 (see Note 3.1 to the financial statements).

B-1

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended June 30, 2018

1.	The Board of Directors’ explanations on the state of the Company’s affairs, the results of its operations, equity, cash flows, and additional matters

1.1	Financial Position

	June 30, 2018	June 30, 2017	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	Explanation

Cash and current investments	2,599	1,873	726	38.8	The increase was attributable to current investments in the Domestic Fixed-Line Communications segment, including through receipt of loans. For more information, see Section 1.4 - Cash Flows, below.
Current and non-current trade and other receivables	2,557	2,845	(288)	(10.1)	The decrease was mainly attributable to the Cellular Communications segment, due to a decrease in trade receivables following a decrease in revenues from installment-based handset sale and a decrease in other accounts receivable.
Eurocom D.B.S.	25	56	(31)	(55.4)	The Company has updated, as of March 31, 2018, the fair value of the amount expected to be repaid to the Company from overpayment of advances for the second contingent consideration for the purchase of DBS’s shares and loans. This amount has been updated to NIS 25 million.
					See Note 4.2.1 to the financial statements.
Inventory	96	105	(9)	(8.6)
Broadcasting rights	467	456	11	2.4
Usage right assets	1,424	-	1,424	-	Following early adoption of IFRS 16 - Leases (“IFRS 16”), the Group has recognized a usage right asset for agreements in which the Group is the lessee. See Note 3.1 to the financial statements
Property, plant and equipment	6,811	6,868	(57)	(0.8)
Intangible assets	2,687	2,943	(256)	(8.7)	The decrease was mainly due to depreciation of excess costs for intangible assets recorded upon assuming control of DBS, and impairment of DBS’s goodwill to the amount of NIS 87 million in the fourth quarter of 2017.
Deferred tax assets	1,035	1,015	20	2.0
Deferred costs and non-current investments	530	457	73	16.0	The increase was due to an increase in net subscriber acquisition asset balances.
Investment property	130	-	130	-	Payment of permit fees for the Sakia property (see Note 7 to the financial statements).
Total assets	18,361	16,618	1,743	10.5

B-2

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended June 30, 2018

1.1.	Financial Position (Contd.)

	June 30, 2018	June 30, 2017	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	Explanation
Debt to financial institutions and debenture holders	12,000	11,519	481	4.2	Receipt of loans in the Domestic Fixed-Line Communications segment, offset by loan and debenture repayments in the Domestic Fixed-Line Communications and Multi-Channel Television segments.
Liabilities for leases	1,451	-	1,451	-	Following early adoption of IFRS 16, the Group recognized liabilities for leases. See Note 3.1 to the financial statements.
Trade and other payables	1,583	1,608	(25)	(1.6)
Employee benefits	636	577	59	10.2	The increase was mainly due to a NIS 90 million provision for an early retirement plan in 2018 in the Domestic Fixed-Line Communications segment, offset by payments for previous plans. See Note 15.1 to the financial statements.
Current tax liabilities	-	112	(112)	(100)	The decrease was due to an income tax payment under a final tax assessment agreement for 2011-2014, and an advance on a betterment tax payment following the sale of the Sakia property.
Other liabilities	434	477	(43)	(9.0)
Total liabilities	16,104	14,293	1,811	12.7
Total equity	2,257	2,325	(68)	(2.9)	Equity comprises 12.3% of the balance sheet total, as compared to 14.0% of the balance sheet total on June 30, 2017.

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Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended June 30, 2018

1.2	Results of operations

1.2.1	Highlights

	1-6.2018	1-6.2017	Increase (decrease)		4-6.2018	4-6.2017	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	NIS millions	NIS millions	NIS millions	%	Explanation
Revenues	4,694	4,916	(222)	(4.5)	2,333	2,463	(130)	(5.3)	The decrease was due to lower revenues in the Group’s core segments, excluding the Domestic Fixed-Line Communications segment, where revenues remained stable.
General and operating expenses	1,679	1,932	(253)	(13.1)	838	973	(135)	(13.9)	The decrease was mainly due to early adoption of IFRS 16 - Leases, starting January 1, 2018, whereby rent expenses, associated with properties rented under operating leases, are recognized as assets. See Note 3.1 to the financial statements.
Salaries	1,013	998	15	1.5	503	494	9	1.8	The increase was mainly attributable to the Domestic Fixed-Line Communications segment.
Depreciation and amortization	1,062	852	210	24.6	537	424	113	26.7	The increase was mainly due to depreciation of usage right assets following the early adoption of IFRS 16. See Note 3.1 to the financial statements.
Other operating expenses (income), net	107	(5)	112	-	84	(1)	85	-	The change was attributable to the Domestic Fixed-Line Communications segment, mainly following recognition of expenses for employment termination by way of early retirement.
Operating profit	833	1,139	(306)	(26.9)	371	573	(202)	(35.3)
Finance expenses, net	218	203	15	7.4	110	102	8	7.8	The increase in net finance expense was mainly attributable to the Domestic Fixed-Line Communications segment, and was offset by lower expenses in the Multi-Channel Television segment. Expenses were also affected by early adoption of IFRS 16.
Share in losses of investees	2	4	(2)	(50.0)	1	2	(1)	(50.0)
Income tax	158	224	(66)	(29.5)	65	111	(46)	(41.4)	The decrease was due to a reduction in taxable income, and a reduction in the corporate tax rate from 24% to 23% starting 2018.
Profit for the period	455	708	(253)	(35.7)	195	358	(163)	(45.5)

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Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended June 30, 2018

1.2.2	Operating segments

A.	Revenue and operating profit data, presented by the Group’s operating segments:

	1-6.2018		1-6.2017		4-6.2018		4-6.2017
	NIS millions	% of total revenues	NIS millions	% of total revenues	NIS millions	% of total revenues	NIS millions	% of total revenues
Revenues by operating segment
Domestic Fixed-Line Communications	2,127	45.3	2,136	43.4	1,064	45.6	1,058	43.0
Cellular Communications	1,221	26.0	1,260	25.6	602	25.8	632	25.7
International Communications, Internet and NEP Services	688	14.7	791	16.1	336	14.4	407	16.5
Multi-Channel Television	750	16.0	840	17.1	375	16.1	416	16.9
Other and offsets	(92)	(2.0)	(111)	(2.3)	(44)	(1.9)	(50)	(2.0)
Total	4,694	100	4,916	100	2,333	100	2,463	100

	1-6.2018		1-6.2017		4-6.2018		4-6.2017
	NIS millions	% of total revenues	NIS millions	% of total revenues	NIS millions	% of total revenues	NIS millions	% of total revenues
Operating profit by segment
Domestic Fixed-Line Communications	860	40.4	1,009	47.2	387	36.4	496	46.9
Cellular Communications	4	0.3	35	2.8	2	0.3	30	4.7
International Communications, Internet and NEP Services	64	9.3	94	11.9	30	8.9	45	11.1
Multi-Channel Television	(18)	(2.4)	101	12.0	(17)	(4.5)	49	11.8
Other and offsets	(77)	-	(100)	-	(31)	-	(47)	-
Consolidated operating profit/ percentage of Group revenues.	833	17.7	1,139	23.2	371	15.9	573	23.3

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Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended June 30, 2018

1.2.2	Operating segments (contd.)

B.	Domestic Fixed-Line Communications Segment

	1-6.2018	1-6.2017	Increase (decrease)		4-6.2018	4-6.2017	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	NIS millions	NIS millions	NIS millions	%	Explanation
Fixed-line telephony	593	654	(61)	(9.3)	291	320	(29)	(9.1)	The decrease was due to lower average revenues per phone line and a decrease in the number of lines.
Internet - infrastructure	799	763	36	4.7	403	381	22	5.8	The increase was mainly due to growth in the number of internet subscribers through the wholesale service and higher ARPU (retail), offset by a decline in the number of retail internet subscribers.
Transmission, data communications and others	607	606	1	0.2	304	300	4	1.3
Digital and cloud services	128	113	15	13.3	66	57	9	15.8	The increase was attributable, among other things to IP Centrex and cyber services.
Total revenues	2,127	2,136	(9)	(0.4)	1,064	1,058	6	0.6
General and operating expenses	285	331	(46)	(13.9)	145	166	(21)	(12.7)	The decrease was mainly due to a decrease in vehicle leasing and building leasing expenses recognized as an asset following early adoption of IFRS 16.
Salaries	460	444	16	3.6	232	220	12	5.5	The increase was mainly due to salary raises pursuant to collective labor agreements, partially offset by employee retirement.
Depreciation and amortization	415	357	58	16.2	211	177	34	19.2	The increase was mainly due to depreciation of usage right assets following early adoption of IFRS 16, starting January 1, 2018.
Other operating expenses (income), net	107	(5))	112	-	89	(1)	90	-	The transition to net expenses was mainly due to NIS 90 million in expenses recognized for employment termination by way of early retirement, of which NIS 80 million were recognized in the present Quarter (see Note 15.1 to the financial statements), and a decrease in capital gains.
Operating profit	860	1,009	(149)	(14.8)	387	496	(109)	(22.0)
Finance expenses, net	240	174	66	37.9	119	82	37	45.1	The increase in net financing expenses was mainly due to NIS 18 million in finance expenses recognized in the Six Months following a decrease in the fair value of the amount expected to be repaid to the Company from the overpayment of advances on the second contingent consideration for the acquisition of DBS’s shares and loans (see Note 4.2.1 to the financial statements), as compared to a NIS 27 million reduction in expenses in the same quarter last year. Results were also affected by increased interest expenses on loans.
Taxes on income	155	199	(44)	(22.1)	66	97	(31)	(32.0)	The decrease was due to a reduction in taxable income, and a reduction in the corporate tax rate from 24% to 23% starting 2018.
Segment profit	465	636	(171)	(26.9)	202	317	(115)	(36.3)

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Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended June 30, 2018

1.2.2	Operating segments (contd.)

C.	Cellular Communications segment

	1-6.2018	1-6.2017	Increase (decrease)		4-6.2018	4-6.2017	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	NIS millions	NIS millions	NIS millions	%	Explanation
Services	869	884	(15)	(1.7)	438	449	(11)	(2.4)	Subscriber growth stemmed the erosion in revenues seen in recent years. Increased revenue from subscriber growth was offset by lower ARPU, following existing subscribers’ transition to cheaper plans offering greater bandwidth at current market prices.
Equipment sales	352	376	(24)	(6.4)	164	183	(19)	(10.4)	The decrease was mainly due to lower sales volumes. The decrease in the Six Months was also due to cancellation of the purchasing tax on imported cellular handsets, which lowered prices. This decrease was offset by an greater income per unit, following a change in the product mix.
Total revenues	1,221	1,260	(39)	(3.1)	602	632	(30)	(4.7)
General and operating expenses	705	839	(134)	(16.0)	346	409	(63)	(15.4)	The decrease was mainly due to a reduction in leasing expenses following early adoption of IFRS 16, and a decrease in the cost of sales for handsets. The decrease was partially offset by increased call completion fees and estimate updates which resulted in lower expenses in the same quarter last year.
Salaries	195	193	2	1.0	95	94	1	1.1
Depreciation and amortization	317	193	124	64.2	159	99	60	60.6	The increase in expenses was mainly due to an increase in expenses from depreciation of usage right assets following early adoption of IFRS 16 starting January 1, 2018, and an increase in expenses from depreciation of subscriber acquisition assets.
									On the other hand, there was a decrease in expenses from depreciation of property, plant and equipment and other assets.
Operating profit	4	35	(31)	(88.6)	2	30	(28)	(93.3)
Finance income, net	17	28	(11)	(39.3)	6	14	(8)	(57.1)	The decrease in net finance income was mainly due to an increase in finance expenses recognized following early adoption of IFRS 16.
Income tax	5	13	(8)	(61.5)	1	10	(9)	(90.0)
Segment profit	16	50	(34)	(68.0)	7	34	(27)	(79.4)

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Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended June 30, 2018

1.2.2	Operating segments(contd.)

D.	International Communications, Internet and NEP Services

	1-6.2018	1-6.2017	Increase (decrease)		4-6.2018	4-6.2017	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	NIS millions	NIS millions	NIS millions	%	Explanation
Revenues	688	791	(103)	(13.0)	336	407	(71)	(17.4)	The decrease was mainly due to a reduction in revenue from telecom solution sales to businesses and PBXs, and lower revenues from hubbing and international calls following increased adoption of substitute software products.
General and operating expenses	377	465	(88)	(18.9)	187	247	(60)	(24.3)	The decrease was mainly due to a reduction in the cost of sales for telecom solutions for businesses and PBXs, and lower hubbing and international call expenses, corresponding to revenues as aforesaid. Furthermore, leasing expenses were down, following adoption of IFRS 16.
Salaries	158	165	(7)	(4.2)	75	81	(6)	(7.4)	The decrease was due to the sale of outsourced operations during the period.
Depreciation and amortization	88	66	22	33.3	45	33	12	36.4	The increase was due to depreciation of usage right assets following adoption of IFRS 16 starting January 1, 2018, and an increase in depreciation of the subscriber acquisition asset.
Other finance expenses (income)	1	1	-	-	(1)	1	(2)	-
Operating profit	64	94	(30)	(31.9)	30	45	(15)	(33.3)
Finance expenses, net	7	3	4	-	4	1	3	-	The increase was due to adoption of IFRS 16, and changes in foreign currency rates.
Tax expenses	13	22	(9)	(40.9)	6	11	(5)	(45.5)
Segment profit	44	69	(25)	(36.2)	20	33	(13)	(39.4)

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Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended June 30, 2018

1.2.2	Operating segments (contd.)

E.	Multi-Channel Television

	1-6.2018	1-6.2017	Increase (decrease)		4-6.2018	4-6.2017	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	NIS millions	NIS millions	NIS millions	%	Explanation
Revenues	750	840	(90)	(10.7)	375	416	(41)	(9.9)	The decrease was mostly due to a decrease in the subscriber base and a decrease in ARPU. These were offset by revenue from content sales.
General and operating expenses	492	480	12	2.5	252	237	15	6.3	The increase was mainly due to an update to the provision for legal actions.
Salaries	118	118	-	-	61	59	2	3.4
Depreciation and amortization	158	141	17	12.1	79	71	8	11.3	The increase was mainly due to depreciation of usage right assets following early adoption of IFRS 16.
Operating profit (loss)	(18)	101	(119)	-	(17)	49	(66)	-
Finance expenses (income), net	(10)	59	(69)	-	(7)	32	(39)	-	The change was mostly due to a change in the fair value of financial assets, and a decrease in financing expenses on debentures following conversion of the Company’s share in the debentures to equity.
Tax expenses	1	174	(173)	(99.4)	-	168	(168)	(100)	The decrease in tax expenses was due to depreciation of the tax asset in the same quarter last year, following a change in expected profitability as a result of changes in Management expectations concerning the scope and severity of competition in the television market.
Segment loss	(9)	(132)	123	(93.2)	(10)	(151)	141	(93.4)

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Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended June 30, 2018

1.3	Cash Flows

	1-6.2018	1-6.2017	Increase (decrease)		4-6.2018	4-6.2017	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	NIS millions	NIS millions	NIS millions	%	Explanation
Net cash from operating activities	1,715	1,701	14	0.8	806	875	(69)	(7.9)	Due to reclassification of payments on leases as financing activity following early adoption of IFRS 16 (see Note 3.1 to the financial statements), net cash from operating activities grew by NIS 207 million in the Six Months, and by NIS 89 million in the Quarter. The bulk of this increase was attributable to the Cellular Communications segment. The increase was offset by a decrease in net cash in the Multi-Channel Television segment following a decrease in cash profits, and in the Quarter - also due to changes in working capital and a decrease in net cash in the Six Months in the Domestic Fixed-Line Communications segment, which includes an increase in tax payments on final tax assessments. In the Quarter - cash flows were also affected by a decrease in net cash in the Cellular Communications segment due to changes in working capital and a decrease in net profits as well as an increase in net cash in the Domestic Fixed-Line Communications segment following changes in working capital.
Net cash from (used in) investing activities	(2,311)	(199)	(2,112)	-	(860)	174	(1,034)	-	The increase in net cash used in investing activities was due to net investment in bank and other deposits in the Domestic Fixed-Line Communications segment, while in the same quarter last year, only proceeds were recorded from redemption of bank deposits. Furthermore, in the present Quarter, permit betterment tax fees were paid on the sale of the Sakia complex, to a total amount of NIS 192 million (see Note 7 to the financial statements).
Net cash from (used in) financing activities	(662)	(296)	(366)	-	(849)	13	(862)	-	Net cash used in financing activities was up due to a decrease in cash flows from debenture issuance and receipt of loans, offset by a decrease in debenture and loan repayments in the Domestic Fixed-Line Communications segment. Furthermore, data for the present Quarter and Six Months include principal and interest payments on leases classified as financing activities and not as operating activities, as aforesaid. On the other hand, overall dividend payouts decreased as compared to the same period and quarter last year, and the six month period of last year also included payments to Eurocom DBS for the purchase of DBS’s shares and loans.
Net increase (decrease) in cash	(1,258)	1,206	(2,464)	-	(903)	1,062	(1,965)	-

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Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended June 30, 2018

1.3.	Cash Flows (contd.)

Average volume in the reporting Period:

Long-term liabilities (including current maturities) to financial institutions and debenture holders:

NIS 12,043 million.

Supplier credit: NIS 985 million. Short-term credit to customers: NIS 1,848 million. Long-term credit to customers: NIS 377 million.

Working Capital

As of June 30, 2018, the Group had a working capital surplus of NIS 555 million, as compared to a working capital surplus of NIS 1,297 million on June 30, 2017.

According to its separate financial statements, the Company had a working capital surplus of NIS 490 million as of June 30, 2018, as compared to a working capital surplus of NIS 776 million on June 30, 2017.

The decrease in the Group’s working capital surplus was mainly due to current maturities on liabilities for leases which were recognized starting January 1, 2018, following early adoption of IFRS 16 (see Note 3.1 to the financial statements). There was also an increase in current liabilities for debentures and loans, and a decrease in trade receivables and cash balances, offset by an increase in current investments.

2.	Disclosure Concerning the Company’s Financial Reporting

2.1	Disclosure on the early adoption of IFRS 16 - Leases

Following publication of IFRS 16 - Leases (“the Standard”), the Company reviewed the Standard’s possible impact on its financial statements, including by consultation with its auditing accountants. This review was conducted across all Group companies. As a result, the Company decided on the early adoption of the Standard, starting from January 1, 2018.

For information concerning the Standard’s guidelines, its application, and adjustments to the Group’s financial statements following the Standard’s first-time application, see Note 3.1 to the financial statements.

Actions taken by the Group in preparation for adopting the Standard, and measures for reducing the risk for errors in its financial statements:

1.	The Group studied the possible impact of the Standard on its financial statements. This process included a review of the Standard’s provisions, a review of professional information issued by international accounting firms, and internal discussions with Group companies. In addition, consultations and professional meetings were held with the auditing accountants. These meetings included a thorough discussion of issues raised by the Standard’s application, application of the transitional provisions, and a review of its impact on the Group’s companies. Each company documented the relevant issues and their impact on the financial statements.

2.	The Group has reviewed the necessary adjustments to the Group’s information systems supporting the Standard’s application. Following this review, specialized software was purchased which supports the accounting treatment required under the Standard, and adjustments were made to existing information systems.

3.	The Group has studied the adaptation of its internal controls to the Standard, in order to achieve effective control over proper first-time application of the Standard, and the plausibility of significant judgments and estimates made in such application.

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Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended June 30, 2018

2.2	Due to legal actions brought against the Group, which cannot yet be assessed or for which the Group cannot yet estimate its exposure, the auditors drew attention to these actions in their opinion concerning the financial statements.

2.3	Disclosure of an extremely material valuation

The following table discloses an extremely material valuation pursuant to Regulation 8B to the Securities Regulations (Periodic and Immediate Reports), 1970: The valuation is attached to the financial statements.

Pelephone
Subject of valuation	Pelephone’s value in use, to test for impairment of goodwill attributed to Pelephone in the Company’s financial statements pursuant to IAS 36.
Date of valuation	June 30, 2018; the valuation was signed on August 21, 2018.
Value prior to the valuation	NIS 2,164 million carrying amount of Pelephone’s net operating assets* (NIS 1,027 million - goodwill).
Value set in the valuation	NIS 3,907 million. The Company concluded that there is no impairment requiring a write-down of goodwill recognized in the Company’s books.
Assessor’s identity and profile

Prometheus Financial Advisory Ltd. The study was conducted by a team headed by Eyal Shevach, who holds a bachelor’s degree in electronic engineering from the Technion, and an MBA from Tel Aviv University. Mr. Shevach is an expert with extensive experience in valuation, financial statement analysis, preparing expert opinions, and performing various financial advisory studies for companies and businesses.

The assessor has no dependence on the Company.

Valuation model	Discounted Cash Flow method (DCF).
Assumptions used in the valuation	Discount rate - 9.97% (post-tax). Permanent growth rate - 2.5%. Scrap value of total value set in valuation - 84%.

(*)	Pelephone’s net operating assets do not include trade receivable balances from installment-based handset sales presented at present value.

For more information, see Note 6 to the financial statements.

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Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended June 30, 2018

3.	Details of debt certificate series

3.1	On April 26, 2018, S&P Global Ratings Maalot Ltd. affirmed the Company’s ilAA rating and downgraded its rating forecast to negative due expectations for a continued increase in competition and in light of the volatility in the Company’s executive suite (see immediate report, ref. no. 2018-01-033573). Furthermore, on April 30, 2018, Midroog Ltd. maintained its Aa2.il/Stable rating for the Company’s Debentures (Series 6,7,9, and 10) (see immediate report, ref. no. 2018-01-034470).

The rating reports are included in this Board of Directors’ Report by way of reference.

3.2	See Note 15.4 to the financial statements concerning a commitment to issue Company Debentures (Series 9) in 2018.

4.	Miscellaneous

For information concerning the liabilities balances of the reporting corporation and those companies consolidated in its financial statements as of June 30, 2018, see the Company’s reporting form on the MAGNA system, dated August 23, 2018.

We thank the managers of the Group’s companies, its employees, and shareholders.

Shlomo Rodav	Stella Handler
Chairman of the Board	CEO

Signed: August 22, 2018

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